July 10, 2015

VIA EDGAR and E-mail

Ms. Era Anagnosti
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Community Bank System, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Definitive Proxy Statement on Schedule 14A
Filed April 1, 2015
File No. 001-13695

Dear Ms. Anagnosti:

Community Bank System, Inc. (the “Company”) hereby sets forth the following information in response to the comment contained in the correspondence of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 29, 2015, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A (File No. 001-13695).

For your convenience, we have set forth below the comment received by the Staff, followed by our response.

Definitive Proxy Statement on Schedule 14A

Annual Incentive Payments under the Management Incentive Plan (MIP), page 25.

1.
In future filings, please quantify the corporate targets identified on page 25, as well as indicate the percentage of each of the named executive officer’s base salary used to determine the size of the cash incentive payable under the Management Incentive Plan.  In this regard, we note your disclosure at the end of your “Base Salary” disclosure on page 24.  For guidance, please also refer to Item 402(b)(2)(v) of Regulation S-K.

In future filings, the Company will revise the disclosure to quantify the corporate targets constituting the Management Incentive Plan’s corporate goals, to the extent such targets may be reasonably quantified, and indicate the percentage of each named executive officer’s base salary used to determine the size of the cash incentive payable under the Management Incentive Plan.

In connection with responding to the Staff’s comment, the Company acknowledges that:

5790 Widewaters Parkway, DeWitt, N.Y. 13214

●	it is responsible for the adequacy and accuracy of the disclosure in its filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff should have any questions or comments, or would like further information, concerning the response above, please do not hesitate to contact me at (315) 445-7308.

Very truly yours,

George J. Getman
EVP and General Counsel

cc:	Mark E. Tryniski
President and CEO
Scott Kingsley
Chief Financial Officer

5790 Widewaters Parkway, DeWitt, N.Y. 13214